UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Adoption of 2026 Equity Incentive Plan

On April 14, 2026, Universe Pharmaceuticals INC, an exempted company with limited liability formed under the laws of the Cayman Islands (the “Company”), adopted the Universe Pharmaceuticals INC 2026 Equity Incentive Plan (the “2026 Equity Incentive Plan”) to attract and retain the best available personnel for positions of responsibility with the Company, to provide additional incentives to them and align their interests with those of the Company’s shareholders, and to thereby promote the Company’s long-term business success. The 2026 Equity Incentive Plan provides for the grant of incentive share options, non-statutory share options, share appreciation rights, restricted shares, restricted share units, performance units, performance shares, and other share-based awards. The 2026 Equity Incentive Plan has a maximum number of 84,500 ordinary shares, par value US$0.00001 per share, of the Company (whether Class A ordinary shares, Class B ordinary shares, or a combination thereof) available for issuance pursuant to all awards under the 2026 Equity Incentive Plan.

The maximum aggregate number of shares available for issuance under the 2026 Equity Incentive Plan will automatically increase on the first trading day in January of each calendar year during the term of the plan, beginning on the first trading day in January 2027, by an amount equal to 10% of the total number of ordinary shares issued and outstanding as measured as of the last trading day in the immediately preceding calendar year, or such fewer number of shares as determined by the board of directors of the Company (the “Board”), subject to the authorized share capital of the Company. Eligible participants under the 2026 Equity Incentive Plan include employees, directors, and consultants of the Company and its parents and subsidiaries; provided that incentive share options may be granted only to employees of the Company or its parent or subsidiary entities. No award may be granted to any director or officer if, upon the granting, vesting, exercise, settlement, or other satisfaction of the terms of such award, such person would hold, directly or indirectly, shares representing in excess of 75% of the total combined voting power of all issued and outstanding shares of the Company. The 2026 Equity Incentive Plan is administered by the Board or a committee appointed by the Board. The term of each option granted under the 2026 Equity Incentive Plan may not exceed 10 years from the date of grant.

The foregoing description of the 2026 Equity Incentive Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the 2026 Equity Incentive Plan, a copy of which is attached as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Universe Pharmaceuticals INC 2026 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC

Date: April 16, 2026	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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